Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

On August 2, 2002, Avanex Corporation sent an email message from Paul Engle, President and CEO, to all of its employees. The text of the email message follows.

Dear Avanex Employees:

As you are aware, we are in the final stages of completing our merger with Oplink. Stockholder meetings are scheduled for August 15, 2002 to finalize the approval of the merger. Therefore, after these shareholder meetings are successfully concluded, on or about August 19, 2002 we will be a single company.

We continue to face an extremely difficult business environment. Many factors have come to bear on the telecom, telecom equipment, and telecom component markets. While this market is down today, I am confident that it will come back. In the mean time, the strong companies will survive and use this market pause to strengthen their position. The new Avanex, that is the new company coming out of the merger of Avanex and Oplink, will create a stronger competitor, one that has a better opportunity to address the market, both during these troubled times, and as the market recovers. The new company has the potential to be much more valuable to all of its stakeholders, i.e. its customers, employees, and shareholders.

Our objective is clear: to create the new Avanex as a market powerhouse, a leading and winning company we are all proud to be part of. Conducting our business to create exceptional performance and, particularly, serving our customers with the utmost focus to win their favor is and will continue to be our highest priority. We need to continue to excel in our design activities, in getting our new products to market, in winning business, in producing and shipping customer orders on time, in providing the maximum in customer service, and in continuing to demonstrate to our customers that Avanex is indeed a special company.

Once the merger is complete, finalization and execution of the new companies integration plans will be a matter of urgency. Many of you have participated in planning activities for the post merger company. You are aware of the high potential value that the merger brings. This value can only be realized by execution of these plans. The time it takes to successfully integrate our business operations is largely dependant on how quickly and efficiently we can come together and apply the power of all the resources of the combined company towards achieving a common set of goals.

As quickly as possible following the completion of the merger these plans will be finalized and will become actions to build the new Avanex into reality. Employee meetings will be scheduled frequently to insure employees are kept informed as the successful integration of the two companies becomes a very real objective and focus.

One final note. I, along with other officers from Avanex and Oplink, will be presenting our message of the power of the new Avanex to current and potential investors over the next several weeks. I encourage you to view this investor presentation, which is now available on our Avanex web site.

Thank you,

Paul

Additional Information About the Merger and Where to Find it

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement-prospectus regarding the proposed merger with Oplink. On or about July 18, 2002, Avanex and Oplink mailed the joint proxy statement-prospectus to their respective stockholders in connection with the proposed merger. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement-prospectus and any other relevant materials filed by Avanex or Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the merger. Investors and securityholders may obtain a free copy of the joint proxy statement-prospectus (and other relevant materials when they become available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement-prospectus (and other relevant materials when they become available) may also be obtained by contacting Avanex or Oplink. In addition to the registration statement that has been filed by Avanex in connection with the transaction, and the joint proxy statement-prospectus mailed to the stockholders of Avanex and Oplink, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the merger by reading the definitive joint proxy statement-prospectus as filed by Avanex with the SEC on July 15, 2002.

FORWARD-LOOKING STATEMENTS

This message contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the degree to which the combined company will alter the competitive landscape in its industry and the combined company’s ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated. In addition, please refer to the risk factors contained in the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

Avanex and Oplink assume no obligation and do not intend to update these forward-looking statements.